UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act

of 1934 (Amendment No. 1)

Dragon Victory International Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G28365107

(CUSIP Number)

September 12, 2018

(Date of Event Which Requires Filing of this

Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	Name of Reporting Persons: Hong Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization:
British Virgin Islands, Place of Organization

(5) Sole Voting Power:
1,950,000

Number of Shares Beneficially	(6) Shared Voting Power:
Owned by	0
Each Reporting
Person With	(7) Sole Dispositive Power:
1,950,000

(8) Shared Dispositive Power:
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,950,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions).
☐

(11)	Percent of Class Represented by Amount in Row (9):
17.1%

(12)	Type of Reporting Person (See Instructions):
CO

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of July 31, 2018.

(1)	Name of Reporting Persons: Hongyu Zhang

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization:
P.R. China

(5) Sole Voting Power:
1,950,000

Number of Shares Beneficially	(6) Shared Voting Power:
Owned by	0
Each Reporting
Person With	(7) Sole Dispositive Power:
1,950,000

(8) Shared Dispositive Power:
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,950,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions).
☐

(11)	Percent of Class Represented by Amount in Row (9):
17.1%

(12)	Type of Reporting Person (See Instructions):
IN

Item 1.

(a)	Name of Issuer

Dragon Victory International Limited

(b)	Address of Issuer’s Principal Executive Offices

21F Phoenix Center, 28 Qiutao Road,

Shangcheng District, Hangzhou, PRC

Telephone: +86-571-82213772

Item 2.

(a)	Name of Person Filing

This statement is filed by Hong limited, a British Virgin Islands exempted limited company, and Hongyu Zhang, the 100% owner of Hong Limited. The foregoing are collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or if none, Residence

Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship

(1)	Hong Limited is a British Virgin Islands company;
(2)	Hongyu Zhang is a P.R. China citizen.

(d)	Title of Class of Securities

Ordinary Shares, $.0001 par value

(e)	CUSIP Number

G28365107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Item 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class: (1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Hongyu Zhang (2)	1,950,000	17.1%	800,000	0	1,950,0000	0
Hong Limited (3)	1,950,000	17.1%	800,000	0	1,950,000	0

(1)	Based on the number of Ordinary Shares outstanding as of July 31, 2018, as reported in the Form 20-F for the fiscal year ended March 31, 2018 of the Issuer.
(2)	Includes 1,950,000 shares held directly by Hong Limited, a British Virgin Islands company wholly owned by Hongyu Zhang.
(3)	A British Virgin Islands company wholly owned by Hongyu Zhang.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2018

Hong Limited

/s/ Hongyu Zhang
Name: Hongyu Zhang
Title: Sole Director

/s/ Hongyu Zhang
Name: Hongyu Zhang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit	Found on Substantially Numbered Page
Exhibit A: Agreement of Joint Filing